

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 25, 2009

Ms. Lisa Sharp
Avino Silver & Gold Mines, Ltd.
455 Granville Street, Suite 400
Vancouver, British Columbia V6C 1T1
Canada

> **Re:** **Avino Silver & Gold Mines, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 15, 2009**
> **File No. 0-09266**

Dear Ms. Sharp:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Operating and Financial Review and Prospects, page 42

D. Trend Information, page 45

1.	We note your disclosure stating that you do not believe you are subject to the disclosure requirements of Item 5.D of Form 20-F because you are a mineral exploration company with no producing properties; this is not an accurate view. The information you are required to discuss under this heading include any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on income from continuing operations, profitability, liquidity or capital resources; or which would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please comply with this disclosure requirement.

F. Tabular Disclosure of Contractual Obligations, page 46

2.	We note your table of contractual obligations does not include your future income tax liabilities. The guidance in Item 5.F of Form 20-F requires other long-term liabilities reflected on your balance sheet in accordance with generally accepted accounting principles to be included in the table for the periods specified.

Financial Statements, page 69

Note 3 – Significant Accounting Policies, page 75

3.	We note your disclosure stating that under Canadian GAAP you intend to use the declining balance method of depreciating your mine mill, machinery and plant, and mine facilities and equipment. Under U.S. GAAP, we would expect you to utilize the units of production method to amortize these assets, based on proven and probable reserves as defined in Industry Guide 7, when they are ready for use.

Note 10 – Share Capital, page 88

4.	We note your disclosure stating that on February 29, 2008 the TSX Venture Exchange approved the extension of the expiry date for warrants expiring on March 20, 2008. We also note your disclosure on page 97 indicating that you extended the expiry date of these same warrants a second time on February 25, 2009.

	Please expand your disclosure under this heading, and in your U.S. GAAP Note 23, to explain how you have accounted for the modification of the terms of these warrants under Canadian GAAP and U.S. GAAP. Please indicate the reasons why the expiration date of the warrants was extended, in each instance, and whether you received any consideration in exchange for modifying the terms of the warrants. We expect that you would account for each extension under U.S. GAAP, following the guidance in paragraph 56 of SFAS 123(R) by analogy.

5.   We note your disclosure on page 78 identifying the Mexican peso as your functional currency, although indicating the Canadian dollar is your reporting currency. Please tell us the designated currency for the exercise prices on all outstanding stock options and warrants and if these do not correspond to your functional currency, explain how your U.S. GAAP accounting is consistent with the guidance in paragraph 33 and footnote 19 of SFAS 123(R), or paragraph 17 of SFAS 133, considering the difficulty under paragraph 11(a) for equity-linked instruments that are not indexed to your common stock.

Note 23 – Differences between Canadian and United States Generally Accepted Accounting Principles, page 97

ii) Mineral Properties and Deferred Exploration Expenditures, page 98

6.   We note your disclosure stating that U.S. GAAP requires acquisition costs relating to unproven mineral properties to be expensed as incurred, and that for cash flow statement purposes, such costs are shown under operating activities. While we believe the practice you have described is appropriate for exploration costs, expensing the acquisition costs of unproved properties is not in compliance with U.S. GAAP.

Specifically, the guidance in EITF 04-02 clarifies that mineral rights, as defined by that Issue, should be accounted for as tangible assets, even in advance of having proven and probable reserves established on the property. Accordingly, the costs associated with the acquisition of mineral properties and mineral rights should be capitalized and any related cash expenditures should be reported within the investing activities section of the statements of cash flows in accordance with paragraph 17(c) of SFAS 95. However, such costs are also subject to impairment testing in subsequent periods, following the guidance in SFAS 144 and EITF 04-3. Please revise your disclosure and, if necessary, your accounting for mineral properties under U.S. GAAP.

When preparing your disclosure, please be sure to differentiate between exploration, development and production costs for U.S. GAAP purposes. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred. Please contact us by telephone if you require further clarification or guidance.

Engineering Comments

History, page 18 and 19

7.   We note that you use language in this section and other locations of your filing about assay values, including "as high as," "ranging from," and "up to." When reporting the results of sampling and chemical analyses regarding mineralization of existing or potential economic significance on your property, please adhere to the following guidance.

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid ambiguous adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

8.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Olympic-Kelvin Property, page 20

9.   We note you refer to the Bralorne/Pioneer mines and indicate that these mines are the largest past producers in the Canadian Cordillera; and it appears you are referring to other mines and other mineral properties that exist in the proximity of your properties. Such disclosure may cause investors to infer that your properties also have commercial mineralization, because of their proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine; remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration by other companies; and focus the disclosure solely on your properties.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief